UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Sustainable Infrastructure Commences Review of Strategic Alternatives

February 21, 2023 –Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) today announced that its board of directors has commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value.

The Company believes it has attractive growth and other opportunities in front of it and is committed to ensuring that its diversified portfolio of assets and growth platform is best positioned to take advantage of those opportunities.

The decision of Atlantica’s board of directors to explore strategic alternatives has the support of the Company’s largest shareholder, Algonquin Power & Utilities Corp.

Atlantica expects to continue executing on its existing plans while the review of strategic alternatives is ongoing, including its current growth plan and its focus on continuing to invest in accretive growth opportunities.

There can be no assurance that the strategic review process will lead to the approval or completion of any transaction or other strategic change.  Atlantica does not currently intend to provide any updates with respect to this process unless and until its board of directors approves a specific transaction or other strategic change or otherwise concludes the review of strategic alternatives.

Citi is acting as the Company’s financial advisor.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this communication, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may," “plan,” "should," "strategic," “target,” or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this communication and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances. Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information of the Company—Business Overview," each in Part I of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us. In particular, this communication discusses a process to explore and evaluate potential strategic alternatives. There can be no assurance that the strategic review process will lead to the approval or completion of any transaction or other strategic change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: February 21, 2023	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer